November 9, 2015

Personal and Confidential

Deina H. Walsh

21835 Tobarra

Mission Viejo, CA 92692

Subject: Offer of Employment

Dear Ms. Walsh:

We are pleased to present you with this letter agreement (“Letter Agreement”) setting forth the terms under which Bone Biologics Corporation (the “Company”) is agreeing to employ you in the full time position of Chief Financial Officer (“CFO”).

1. Employment and Duties. You shall be employed in the position of CFO, reporting to the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”). As CFO, your responsibilities shall include, without limitation, the following:

(1)	Overseeing all financial functions including accounting, budget, credit, insurance, tax, and treasury;

(2)	Overseeing the Company’s regulatory filing requirements;

(3)	Designing and coordinating a wide variety of accounting and statistical data and reports;

(4)	Ensuring that the CEO and COO are materially informed with enough information to effect well informed judgments;

(5)	Effectively carrying out the duties set by the CEO and COO and all other duties that typically are required of CFO; and

(6)	Carrying out other duties that the CEO and COO require and that are consistent with your position as CFO.

You shall be based at your above address, understanding that the Company’s corporate office is located at 321 Columbus Ave., Boston, Massachusetts, 02116. You may be required to travel to discharge your duties hereunder.

Except as provided in Section 9 below, you shall devote your full working time, ability, attention, energy and skills solely and exclusively to performing all duties assigned and delegated to you by the Company consistent with your position.

2. Start Date, Employment At-Will, Base Salary. If you accept this offer, your full-time employment with the Company pursuant to the terms of this Letter Agreement is expected to begin on December 1, 2015 (“Start Date”) and continue at will (the “Term”) until terminated by you or the Company pursuant to Section 11 below. As compensation for your services to the Company, you shall receive a base salary (“Base Salary”) in the gross amount of US$200,000.00 per annum to be paid semi-monthly in equal installments, from which the Company shall withhold and deduct all income, social security and other taxes as required by applicable laws.

3. Annual Bonus. Commencing with calendar year 2016, while you are employed by the Company during the Term, the Company shall provide you with the opportunity to receive a yearly bonus (“Annual Bonus”) targeted at 35% of your Base Salary based on reasonably achievable key performance indicators (“KPIs”) established by you, the CEO, and the Board after consultation. The KPIs shall be established by you, the CEO, and the Board within thirty days after the start of each fiscal year during the Term. The Board will review the Company’s performance and your individual performance against the KPIs and will determine the amount, if any, of your bonus after the end of each fiscal year, subject to your continued employment. Any Annual Bonus awarded under this Section as a result of the Board’s determination shall be payable by no later than March 15 of the year following the applicable fiscal year for which the bonus is awarded.

4. Vacation. Subject to the Company’s vacation policy in effect from time to time, you shall be entitled during your employment to accrue up to twenty (20) days of paid time off annually, to be taken at such times as are mutually convenient to you and to the Company. You agree to provide the Board with reasonable advance notice prior to taking paid time off.

5. Benefits, Business Expenses. During your employment, the Company agrees to provide you with health and dental insurance, with co-pays and deductibles reimbursed by the Company. The Company shall also provide you with Directors & Officers insurance coverage. Upon the submission of appropriate documentation, you shall be reimbursed by the Company for travel, hotel and other expenses that are properly and necessarily incurred by you, pursuant to the Company’s policies on the same.

6. Stock Options

6.1 Stock Options. On your Start Date, you will receive a stock option grant whereby you will be entitled to purchase 465,795 shares of Common Stock of the Company as of the date of the grant on the condition that i) the exercise price will be the current market price on the date of the grant; and ii) 155,265 of the shares underlying the grant shall vest on the first anniversary of the execution of this Letter Agreement, 155,265 of the shares underlying the grant shall vest on the second anniversary of the execution of this Letter Agreement and 155,265 of the shares underlying the grant shall vest on the third anniversary of this Letter Agreement. Any portion of this stock option grant that is unvested on the date of your termination shall be forfeited on such date of termination except: (i) in the case of Termination by the Company Without Cause; and (ii) upon a Change in Control (as defined in the Equity Incentive Plan) of the Company, which shall result in the immediate accelerated vesting of all options granted but unvested under this Letter Agreement as of (i) or (ii). Such options shall be subject to the terms of the Equity Incentive Plan and Stock Option Agreements which shall be entered into at a later mutually agreed-upon date. To allow you to prevent or mitigate dilution of your equity interests in the Company, in connection with each financing, you shall be provided an opportunity to invest in the Company such that your interest, at your option, remains un-diluted or partially diluted.

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7. [Intentionally Omitted.]

8. Confidentiality and other Restrictions. As a condition of your employment with the Company, and in consideration of the compensation, stock options, and other benefits provided to you pursuant to this Letter Agreement, you shall execute a mutually acceptable Non-Disclosure Agreement (the “NDA”), upon acceptance of this Letter Agreement which contains Confidentiality provisions, Restrictive Covenants and Intellectual Property protections for the Company.

9. Representations and Warranties. You warrant that during the term of your employment with the Company, you will not engage in any other employment, occupation, and/or consulting work or otherwise engage in any other business and you shall not engage in any activities or transactions that conflict with your obligations to the Company. Further, you warrant, and the Company reasonably expects you, to abide by Company rules, regulations and any other internal policies, as modified from time to time and approved by the management and the Board. You are not precluded from performing any other civic duties that do not interfere with the performance of your duties as an employee of the Company and which do not conflict with the interests of the Company. However, you expressly agree that you will not undertake any roles with any other entities, public or private, without first obtaining the written permission of the Company.

10. You also represent and warrant to us that there is no agreement or restrictive covenant with any former employer, including any noncompetition, nonsolicitation and/or nondisclosure, that would interfere with or limit the performance of your duties and responsibilities to the Company hereunder, and that you can freely accept this offer by the Company without violating any such agreements. You further represent and warrant to us that you do not have in your possession, nor have you failed to return, any confidential information or copies of such information, or other documents, materials, equipment, or other property belonging to any former employer or any other third party.

If you accept this offer, we require you:

(1)	To be honest with your former employer about your intentions related to employment with the Company;

(2)	To bring nothing from any former employer other than your personal belongings;

(3)	To return to your former employer all confidential property or copies of such property, whether in tangible or digital form, or other documents, materials, equipment, or other property belonging to your former employer before your employment with the Company begins; and

(4)	Not to use or disclose any confidential information of any former employer during your employment with the Company. Any use or disclosure of confidential information of any former employer will be grounds for termination of your employment with the Company for Cause.

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11. Termination.

11.1 Termination with Cause/Your Resignation. The Company may terminate this Letter Agreement, and as a result terminate your employment, upon occurrence of any of the following events each of which constitutes Cause for termination under this Letter Agreement.

(a)	A material breach by you of this Letter Agreement or any other agreements entered into pursuant to this Letter Agreement, which is not cured within thirty (30) days after written notice by the CEO or Board to you setting forth the nature of such alleged breach and requesting that you cure the breach, if curable;

(b)	Acts or omissions constituting gross negligence, recklessness or willful misconduct by you which causes harm to the Company or its affiliates’ business or reputation as determined by the CEO or Board in its discretion;

(c)	The disregard of written, material policies of the Company or its affiliates which causes substantial damage or injury to the property or reputation of the Company or its affiliates which is not cured within ten (10) days after written notice thereof by the CEO or Board to you;

(d)	You are indicted of, or convicted of, or admit, plea bargain, enter a plea of no contest or nolo contendere to, any felony of any kind or a misdemeanor involving fraud or dishonesty;

(e)	Death on your part;

(f)	Disability preventing you from performing the essential tasks, duties and responsibilities as the CFO, for a period of at least ninety (90) consecutive days or one-hundred twenty (120) days whether or not consecutive during the Term or applicable renewal Term;

(g)	Voluntary resignation by you during the Term without Good Reason.

In the event you wish to voluntarily resign your employment without Good Reason, you agree to provide at least sixty (60) days’ prior written notice to the Company. The Company, at its option, may elect to accept your resignation and the make your voluntary termination effective prior to the expiration of the sixty-day notice period.

In the event the Company terminates this Agreement for Cause, all compensation under this Letter Agreement shall cease as of the effective date of termination of employment and the Company shall have no further obligation other than to pay you base salary payments accrued but unpaid up until the date of termination (“Accrued Amounts”).

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11.2 Termination by the Company without Cause or Termination by you for Good Reason. The Company may terminate your employment under this Letter Agreement without Cause, effective upon at least sixty (60) days’ prior written notice to you.

In the event of Termination by the Company without Cause or Termination by you for Good Reason (as defined below), in addition to the Accrued Amounts, you shall receive a severance payment equivalent to four months of your Base Salary. You will also be eligible for a pro-rata Annual Bonus for the year of termination if the Board exercises its discretion to award such a bonus. If awarded, the Annual Bonus will be based on the achievement of the business goals for the year of termination prorated to the effective date of termination. All severance payments due under this Section 11.2 shall be paid in equal installments corresponding to the regular pay periods of the Company over a four (4) month period starting on the sixtieth (60th) day following the date of Termination by the Company without Cause or Termination by you for Good Reason.

The Company shall continue to provide medical and dental insurance coverage or reimbursement of COBRA payments as provided in Section 5 at the same terms as in effect during your employment, for four (4) months following your termination date.

The Company’s obligations under this provision are contingent upon your execution of a full release of claims you may have against the Company and any related parties with respect to all matters arising out of your employment with the Company and the termination thereof in a format satisfactory to the Company (“Release”). To be effective, such Release must be delivered by you to the Company no later than 45 days following the date of your Termination by the Company without Cause or Termination by you for Good Reason and must not be revoked during the seven (7) days following such delivery. If such Release is not executed in a timely manner or is revoked, all such payments and benefits shall immediately cease and you shall be required to repay to the Company any such payments that have already been paid to you. If you obtain employment within four (4) months following your termination date that entitles you to comparable medical and dental insurance coverage, you agree to so inform the Company and the Company will cease to provide you the foregoing separation medical insurance continuation benefits.

For purposes of this Letter Agreement, “Good Reason” shall be deemed to exist if any of the following conditions occur without your consent: (i) a material diminution in your base salary (except for a temporary, mutually agreed, across the board 10 percent reduction for all officers of the Company undertaken to ensure the Company’s continued business operations); (ii) a material diminution in your title, authority, duties, or responsibilities; or (iii) the relocation of your principal place of employment more than 50 miles from its then current location; provided, however, that in each case you provide written notice to the Company within 30 days of the event constituting Good Reason of your intention to terminate your employment for Good Reason and a detailed description of the condition alleged to constitute Good Reason. Any termination for Good Reason shall be effective 30 days from the Company’s receipt of such notice only if the Company has not fully cured such condition.

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12. At Will Employment. Your employment with the Company is entirely voluntary for both parties and either you or the Company may terminate the employment relationship at any time, subject to applicable law and the provisions of this Letter Agreement. The Company’s employment relationship with you shall be one of “at will” employment. Such “at will” employment relationship can only be modified in writing by an authorized officer of the Company.

13. Cooperation. For a period of one year following the end of the Term, you shall, upon the Company’s reasonable request and in good faith, cooperate and assist the Company in any dispute, controversy, or litigation in which the Company may be involved and with respect to which you obtained knowledge while employed by the Company or any of its affiliates, successors, or assigns, including, but not limited to, participation in any court or arbitration proceedings, giving of testimony, signing of affidavits, or such other personal cooperation as counsel for the Company shall reasonably request. Any such activities shall be scheduled, to the extent reasonably possible, to accommodate your business and personal obligations at the time, and you shall be paid a reasonable, mutually agreed-upon per diem rate and reimbursed for all expenses incurred for such cooperation.

14. Entire Agreement. This Letter Agreement constitutes the entire agreement between you and the Company and any previous written or verbal understandings and agreements are hereby null and void. Any statements made by any officer, employee, representative, promoter, or agent of the Company which contradicts or is inconsistent with the terms of this Letter Agreement in any way are unauthorized and not binding.

15. Disputes. This Letter Agreement shall be governed by the laws of the State of Delaware, without regard to its conflicts of law provisions. Any controversy or claim arising out of or relating to this Letter Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Employment Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The place of arbitration shall be New York, New York. Each party shall bear its own costs and expenses and an equal share of the arbitrators’ and administrative fees of arbitration. This Letter Agreement constitutes the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

16. Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

17. Severability. In the event any provision of this Letter Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law,

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18. Section 409A of the Internal Revenue Code. It is intended that all of the benefits and payments under this Letter Agreement satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code (“Code”) Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Letter Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Letter Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this Letter Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above.

19. Assignment. This Letter Agreement will inure to the benefit of and be binding upon you and the Company, and each of our respective successors, executors, administrators, heirs and assigns. You may not assign this Letter Agreement without the prior written consent of the Company.

20. Notices. Any notices provided for in this Letter Agreement will be in writing and will be effective immediately when delivered in person or three days after such notice is deposited in the United States mail, postage prepaid, and addressed to you at your last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention Chairman of the Board of Directors, or to such other address as either party may specify by notice to the other actually received.

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If you wish to accept this Letter Agreement, please sign and date in the spaces provided below. By so signing, you acknowledge that you have received no inducement or representation other than those set forth in this letter which cause you to accept this offer of employment.

Very truly yours,

Bone Biologics Corporation

By:	/s/ Stephen R. LaNeve
Name:	Stephen R. LaNeve
Title:	CEO
On behalf of the Bone Biologics Corporation

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I have read the foregoing and accept this Letter Agreement.

By:	/s/ Deina H. Walsh
Deina H. Walsh

Date: November 9, 2015

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